UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

VIPSHOP HOLDINGS LIMITED

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

92763W103

(CUSIP Number)

JD.com, Inc.

20th Floor, Building A, No. 18 Kechuang 11 Street

Yizhuang Economic and Technological Development Zone

Daxing District, Beijing 101111

The People’s Republic of China

+86 10 8911-8888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 14, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	92763W103

1	Names of Reporting Persons JD.com, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 10,103,435 Class A Ordinary Shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 10,103,435 Class A Ordinary Shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,103,435 Class A Ordinary Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 7.6% *
14	Type of Reporting Person (See Instructions) HC

*

The percentage is calculated based on 133,101,306 ordinary shares outstanding as of March 31, 2019 (including 116,590,948 Class A Ordinary Shares, par value US$0.0001 per share (“Class A Ordinary Shares”) and 16,510,358 Class B Ordinary Shares, par value US$0.0001 per share (“Class B Ordinary Shares”), which excludes 747,793 Class A Ordinary Shares issued to the depositary bank of the Issuer under reservation for future grants under the Issuer’s share incentive plan, as reported by the Issuer in its annual reported on Form 20-F filed with the SEC on April 18, 2019. Class A Ordinary Shares and Class B Ordinary Shares are collectively referred to as “Ordinary Shares.”

CUSIP No.	92763W103

1	Names of Reporting Persons JD.com Investment Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 10,103,435 Class A Ordinary Shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 10,103,435 Class A Ordinary Shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,103,435 Class A Ordinary Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 7.6% *
14	Type of Reporting Person (See Instructions) CO

*

The percentage is calculated based on 133,101,306 ordinary shares outstanding as of March 31, 2019 (including 116,590,948 Class A Ordinary Shares and 16,510,358 Class B Ordinary Shares, which excludes 747,793 Class A Ordinary Shares issued to the depositary bank of the Issuer under reservation for future grants under the Issuer’s share incentive plan, as reported by the Issuer in its annual reported on Form 20-F filed with the SEC on April 18, 2019.

CUSIP No.	92763W103

1	Names of Reporting Persons Windcreek Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 9,644,034 Class A Ordinary Shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 9,644,034 Class A Ordinary Shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,644,034 Class A Ordinary Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 7.3% *
14	Type of Reporting Person (See Instructions) CO

*

The percentage is calculated based on 133,101,306 ordinary shares outstanding as of March 31, 2019 (including 116,590,948 Class A Ordinary Shares and 16,510,358 Class B Ordinary Shares, which excludes 747,793 Class A Ordinary Shares issued to the depositary bank of the Issuer under reservation for future grants under the Issuer’s share incentive plan, as reported by the Issuer in its annual reported on Form 20-F filed with the SEC on April 18, 2019.

CUSIP No.	92763W103

1	Names of Reporting Persons JD.com Global Investment Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 459,401 Class A Ordinary Shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 459,401 Class A Ordinary Shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 459,401 Class A Ordinary Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.4% *
14	Type of Reporting Person (See Instructions) CO

*

The percentage is calculated based on 133,101,306 ordinary shares outstanding as of March 31, 2019 (including 116,590,948 Class A Ordinary Shares and 16,510,358 Class B Ordinary Shares, which excludes 747,793 Class A Ordinary Shares issued to the depositary bank of the Issuer under reservation for future grants under the Issuer’s share incentive plan, as reported by the Issuer in its annual reported on Form 20-F filed with the SEC on April 18, 2019.

Item 1.	Security and Issuer.

This Amendment No.2 to Statement on Schedule 13D (this “Amendment No. 2”) amends and supplements the Statement on Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on January 8, 2018 and amended on June 15, 2018 (the “Original Schedule 13D,” together with the Amendment No. 2, the “Statement”) by each of JD.com, Inc., JD.com Investment Limited and Windcreek Limited (the “Original Reporting Persons”), with respect to Ordinary Shares, par value $0.0001 per share, of Vipshop Holdings Limited, a company organized under the laws of the Cayman Islands (the “Issuer”), whose principal executive offices are located at No. 20 Huahai Street, Liwan District, Guangzhou 510370, The People’s Republic of China. JD.com Global Investment Limited (“JD Global Investment”, together with the Original Reporting Persons, the “Reporting Persons”), an entity controlled and indirectly wholly owned by JD, also joins the Original Reporting Persons to report the Ordinary Shares it beneficially owns in the Statement from this Amendment No.2.

Except as provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Original Schedule 13D. Capitalized terms used but not defined in this Amendment No. 2 have the meanings ascribed to them in the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby supplemented by the following:

Since June 13, 2018, Windcreek and JD Global Investment purchased an aggregate amount of 5,916,178 ADSs, representing 1,183,236 Ordinary Shares of the Issuer, in the open market with a weighted average trading price of US$9.4264 per ADS.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and supplemented by the following:

The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Amendment No. 2 are hereby incorporated by reference in this Item 5. As of August 14, 2019, JD and JD Investment may be deemed to have beneficial ownership and shared voting power to vote or direct the vote of 10,103,435 Class A Ordinary Shares, representing 7.6% of the Issuer’s outstanding Ordinary Shares.

As of August 14, 2019, Windcreek beneficially owned an aggregate of 9,644,034 Class A Ordinary Shares, which consisted of (i) 28,442,806 ADSs, representing 5,688,561 Class A Ordinary Shares, purchased by Windcreek in the open market, and (ii) 3,955,473 Class A Ordinary Shares issued to Windcreek by the Issuer pursuant to the Share Subscription Agreement on the Closing Date.

As of August 14, 2019, JD Global Investment beneficially owned an aggregate of 459,401 Class A Ordinary Shares, represented by 2,297,004 ADSs it purchased in the open market

JD Investment is the sole shareholder of Windcreek and JD Global Investment. Pursuant to Section 13(d) of the Exchange Act, and the rules promulgated thereunder, JD Investment may be deemed to beneficially own all of the Class A Ordinary Shares of the Issuer held by Windcreek and JD Global Investment.

JD is the sole shareholder of JD Investment and therefore indirectly owns all the outstanding shares of Windcreek and JD Global Investment. Pursuant to Section 13(d) of the Exchange Act, and the rules promulgated thereunder, JD may be deemed to beneficially own all of the Class A Ordinary Shares of the Issuer held by Windcreek and JD Global Investment.

The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each of the Reporting Persons is based on 133,101,306 Ordinary Shares outstanding as of March 31, 2019 (including 116,590,948 Class A Ordinary Shares and 16,510,358 Class B Ordinary Shares, which excludes 747,793 Class A Ordinary Shares issued to the depositary bank of the Issuer under reservation for future grants under the Issuer’s share incentive plan, as reported by the Issuer in its annual reported on Form 20-F filed with the SEC on April 18, 2019.

Except as disclosed in this Statement, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A hereto, beneficially owns any Ordinary Shares of the Issuer or has the right to acquire any Ordinary Shares of the Issuer.

Except as disclosed in this Statement, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Ordinary Shares of the Issuer that they may be deemed to beneficially own.

Except as disclosed in this Statement, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in the Ordinary Shares of the Issuer during the past 60 days.

Except as disclosed in this Statement, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Persons.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement, dated August 20, 2019, between JD.com, Inc., JD.com Investment Limited, Windcreek Limited and JD.com Global Investment Limited.

99.2*	Subscription Agreement, dated December 17, 2017, by and among Vipshop Holdings Limited, Windcreek Limited, and Tencent Mobility Limited

99.3*	English translation of Business Cooperation Agreement, dated December 17, 2017, between JD.com, Inc. and Vipshop Holdings Limited

99.4*	Investor Rights Agreement, dated December 29, 2017, by and among Vipshop Holdings Limited, Windcreek Limited, Tencent Mobility Limited, Mr. Eric Ya Shen, Mr. Arthur Xiaobo Hong, Elegant Motion Holdings Limited and High Vivacity Holdings Limited

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 20, 2019	JD.com, Inc.

	By:	/s/ Richard Qiangdong Liu
	Name:	Richard Qiangdong Liu
	Title:	Chairman of the Board and Chief Executive Officer

JD.com Investment Limited

	By:	/s/ Nani Wang
	Name:	Nani Wang
	Title:	Director

Windcreek Limited

	By:	/s/ Nani Wang
	Name:	Nani Wang
	Title:	Director

JD.com Global Investment Limited

	By:	/s/ Nani Wang
	Name:	Nani Wang
	Title:	Director

SCHEDULE A

Directors and Executive Officers of JD

The names of the directors and the names and titles of the executive officers of JD and their principal occupations are set forth below. Except for Mr. Martin Chiping Lau, Mr. Ming Huang, Mr. Louis T. Hsieh and Mr. Dingbo Xu, the business address of the directors and executive officers is c/o JD.com, Inc., 20th Floor, Building A, No. 18 Kechuang 11 Street Yizhuang Economic and Technological Development Zone, Daxing District, Beijing 101111, The People’s Republic of China.

Name	Position with JD	Present Principal Occupation	Citizenship	Shares Beneficially Owned
Directors:
Richard Qiangdong Liu	Chairman of the Board of Directors	*	P.R. China	—
Martin Chiping Lau(1)	Director	President and executive director of Tencent Holdings Limited	P.R. China (Hong Kong SAR)	—
Ming Huang(2)	Independent Director	Professor of finance at China Europe International Business School	United States	—
Louis T. Hsieh(3)	Independent Director	Chief financial officer, Nio, Inc. and director of New Oriental Education & Technology Group Inc.	United States	—
Dingbo Xu4)	Independent Director	Essilor Chair Professor in Accounting and an associate dean at China Europe International Business School in Shanghai	P.R. China	—
Executive Officers:
Richard Qiangdong Liu	Chief Executive Officer	*	P.R. China	—
Lei Xu	Chief Executive Officer of JD Retail	*	P.R. China	—
Zhenhui Wang	Chief Executive Officer of JD Logistics	*	P.R. China	—
Sidney Xuande Huang	Chief Financial Officer	*	United States	—
Yayun Li	Chief Compliance Officer	*	P.R. China	—

*	The principal occupation is the same as his/her position with JD.
(1)	The business address of Mr. Martin Chiping Lau is 39/F, Tencent Building, Kejizhongyi Avenue, Hi-Tech Park, Nanshan District, Shenzhen 518057, P.R. China.
(2)	The business address of Prof. Ming Huang is China Europe International Business School, 699 Hongfeng Road, Pudong District, Shanghai 201206, China.
(3)	The business address of Mr. Louis T. Hsieh is No.6 Hai Dian Zhong Street, Haidian District, Beijing 100080, , P.R. China.
(4)	The business address of Prof. Dingbo Xu is China Europe International Business School, 699 Hongfeng Road, Pudong District, Shanghai 201206, China.

Directors and Executive Officers of JD Investment

The names of the directors and the names and titles of the executive officers of JD Investment and their principal occupations are set forth below. The business address of each of the directors and executive officers is c/o JD.com, Inc., 20th Floor, Building A, No. 18 Kechuang 11 Street Yizhuang Economic and Technological Development Zone Daxing District, Beijing 101111, The People’s Republic of China.

Name	Position with JD Investment	Present Principal Occupation	Citizenship	Shares Beneficially Owned
Directors:
Nani Wang	Director	Employee of JD	P.R. China	—

Executive Officers:
N/A

Directors and Executive Officers of Windcreek

The names of the directors and the names and titles of the executive officers of Windcreek and their principal occupations are set forth below. The business address of each of the directors and executive officers is c/o JD.com, Inc., 20th Floor, Building A, No. 18 Kechuang 11 Street Yizhuang Economic and Technological Development Zone Daxing District, Beijing 101111, The People’s Republic of China.

Name	Position with Windcreek	Present Principal Occupation	Citizenship	Shares Beneficially Owned
Directors:
Nani Wang	Director	Employee of JD	P.R. China	—

Executive Officers:
N/A

Directors and Executive Officers of JD Global Investment

The names of the directors and the names and titles of the executive officers of JD Global Investment and their principal occupations are set forth below. The business address of each of the directors and executive officers is c/o JD.com, Inc., 20th Floor, Building A, No. 18 Kechuang 11 Street Yizhuang Economic and Technological Development Zone Daxing District, Beijing 101111, The People’s Republic of China.

Name	Position with Windcreek	Present Principal Occupation	Citizenship	Shares Beneficially Owned
Directors:
Nani Wang	Director	Employee of JD	P.R. China	—

Executive Officers:
N/A